Pinnacle Airlines Corp.
1689 Nonconnah Boulevard, Suite 111
Memphis, TN 38132

October 10, 2006

VIA FEDEX AND EDGAR

Ms. Linda Cvrkel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pinnacle Airlines Corp.
Form 10-K for the year ended December 31, 2005
File Date: March 3, 2006
Form 10-Q for the quarter ended March 31, 2006
File Date: April 27, 2006
Form 10-Q for the quarter ended June 30, 2006
File Date: August 1, 2006

Dear Ms. Cvrkel:

This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letters from the Staff dated July 18, 2006, August 21, 2006 and September 25, 2006, regarding the above-referenced Form 10-K and Form 10-Qs of Pinnacle Airlines Corp. (the "Company" or "Registrant").

The Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the subject filings;

•	Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking action with respect to the subject filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the laws of the United States.

For your convenience, we have included the Staff's comments in italics before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require. Page references in our responses below correspond to the page numbers in Form 10-K or the Form 10-Q, as applicable.

October 10, 2006

Annual Report of Form 10-K for the year ended December 31, 2005

Estimated Losses on Subleased Aircraft, page 56

1.
Please refer to your response to our prior comment 3. Although it appears reasonable to reclassify the $1,778 from trade accounts payable to amounts owed to Northwest, we are unclear as to why your allowance for uncollectible accounts required adjustment. As there has been no update with regard to your pre-petition receivables from Northwest and discussions with Northwest have not resulted in their assumption of such liabilities nor renewal of the ASA, it does not appear that such a reduction in the allowance is warranted. Please clarify why the offset to the receivable in the amount of $1,778 resulted in an almost equal reduction to the accounts receivable allowance of $1,565. Explain the nature of the 95% as shown in your response.

Response:

At the time of Northwest’s bankruptcy filing, we concluded that we could reasonably expect to recover 5% of our net pre-petition receivable from Northwest. Accordingly, an allowance for uncollectible amounts was established for 95% of our pre-petition receivable, which considered the offsetting of pre-petition amounts owed to Northwest.

In concluding that the above allowance for uncollectible amounts was reasonable, we considered all relevant information available. This information included current trading levels of Northwest unsecured bonds and the pre-petition amounts recovered by the regional carriers of other major airlines that have emerged from bankruptcy. We also considered the likely outcome of future negotiations with Northwest regarding an amended Airlines Services Agreement (“ASA”), which may require that we forgo some of our claims for pre-petition receivables in order to successfully maintain our relationship with Northwest. Based primarily on our expectation of concessions that Northwest will require of us in future ASA negotiations, we concluded that the 5% recovery estimate was most appropriate.

Since the Northwest bankruptcy filing in the third quarter of 2005, we have continued to evaluate the reasonableness of our allowance for uncollectible pre-petition amounts owed to us by Northwest. As part of this quarterly evaluation, we adjust our allowance for uncollectible amounts should there be any changes in the amount of our net pre-petition receivable from Northwest. Changes in the amount of our net pre-petition receivable from Northwest during the quarter ended March 31, 2006, primarily from the offsetting of the above discussed $1,778, caused the adjustment in our allowance for uncollectible amounts, which has been established at 95% of our net pre-petition receivable.

October 10, 2006

2.
We note your response to our prior comment number 4. Note that we will not object to your decision to recognize the full impact of correcting the error related to the APBO for the Retired Pilots Insurance Benefit in the second quarter of 2006. However, we believe future filings should be expanded to explain in further detail why you did not believe the required adjustments were material to the current and prior periods. The level of detail provided should be similar to that provided in response to our prior comment number 4.

Response:

We will appropriately modify our future filings to address the above comment.

* * * * *

Please direct any further questions or comments concerning this response letter to the undersigned at (901) 348-4262. Thank you for your assistance in this matter.

Sincerely,

/s/ Peter D. Hunt

Peter D. Hunt
Vice President and Chief Financial Officer
Pinnacle Airlines Corp.